
Laclede Gas
The Original Green Energy™

John R. Higdon
Secretary, Retirement Board


12025467

Laclede Gas Company
720 Olive Street, Room 812
St. Louis, Missouri 63101
(314) 342-0705
(314) 342-3335 Fax
jhigdon@lacledegas.com

OriginalGreenEnergy.com

January 26, 2012

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Attn: Filing Desk, Stop 1-4

Dear Sir or Madam:

Pursuant to regulations of the Securities and Exchange Commission, submitted herewith for filing on behalf of Laclede Gas Company is the Form 11-K for the Laclede Gas Company Wage Deferral Savings Plan for the fiscal year ended July 31, 2011. This paper filing is being made pursuant to Rule 10(b)(3) of Regulation S-T.

Sincerely,



John R. Higdon

Enclosures

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2011

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number 1-16681

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP, INC.
720 OLIVE STREET
ST. LOUIS, MO 63101

Financial Statements and Exhibit

(a) Financial Statements and Report of Independent Registered Public Accounting Firm

(b) Exhibit

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
(Registrant)

BY 

Richard A. Skau,
Senior Vice President -
Human Resources

Date: January 26, 2012

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

Employer Identification Number: 43-0368139
Plan Number: 012

Financial Statements as of and for the Years Ended July 31, 2011 and 2010, Supplemental Schedule as of July 31, 2011 and Report of Independent Registered Public Accounting Firm


Laclede Gas

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

TABLE OF CONTENTS

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

BKD LLP
CPAs & Advisors

One Metropolitan Square
211 N. Broadway, Suite 600
St. Louis, MO 63102-2733
314.231.5544 Fax 314.231.9731 www.bkd.com

Report of Independent Registered Public Accounting Firm

401(k) Investment Review Committee
Laclede Gas Company Wage Deferral Savings Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of the Laclede Gas Company Wage Deferral Savings Plan as of July 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Laclede Gas Company Wage Deferral Savings Plan as of July 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Plan changed its method of accounting for notes receivable from participants.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statement taken as a whole.

BKD, LLP

St. Louis, Missouri
January 26, 2012

Federal Employer Identification Number: 44-0160260

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JULY 31, 2011 AND 2010

	2011	2010
CASH	$ 62,779	$ 26,640
INVESTMENTS	130,756,116	118,406,485
NOTES RECEIVABLE FROM PARTICIPANTS	5,553,505	5,644,986
CONTRIBUTIONS RECEIVABLE:		
Employee Contributions	84,195	81,774
Employer Contribution	37,658	36,703
Total Contributions Receivable	121,853	118,477
NET ASSETS AVAILABLE FOR BENEFITS	$ 136,494,253	$ 124,196,588

See notes to financial statements.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JULY 31, 2011 AND 2010

	2011	2010
ADDITIONS:		
CONTRIBUTIONS:		
Employee	$ 4,439,313	$ 4,504,964
Rollover	11,297	11,442
Employer	1,982,165	1,978,637
	6,432,775	6,495,043
INVESTMENT INCOME:		
Interest and dividends	1,919,333	1,783,955
Net appreciation in fair value of investments	13,649,283	9,479,292
	15,568,616	11,263,247
INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	260,246	299,738
TOTAL ADDITIONS	22,261,637	18,058,028
DEDUCTIONS:		
DISTRIBUTIONS TO PARTICIPANTS	9,575,147	7,476,448
ADMINISTRATIVE FEES	48,014	34,965
NET TRANSFERS TO OTHER PLANS	340,811	982,580
TOTAL DEDUCTIONS	9,963,972	8,493,993
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS AVAILABLE FOR BENEFITS	12,297,665	9,564,035
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	124,196,588	114,632,553
END OF YEAR	$ 136,494,253	$ 124,196,588

See notes to financial statements.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2011 AND 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Laclede Gas Company Wage Deferral Savings Plan (the "Plan") have been prepared on the accrual basis.

Fair Value of Plan Assets – Accounting Standards Codification (ASC) Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

A description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy is included in Note 4.

Investment Valuation and Income Recognition – The Plan's investments in the various funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

The investment funds consist of various securities including mutual funds, common and collective trusts and company stock in The Laclede Group, Inc., the parent company of Laclede Gas Company. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses – The administrative cost of the Plan is paid by Laclede Gas Company (the "Company"), the Plan sponsor. Participants bear the cost of some individual transactions such as loan fees, dividend pass-through checks, overnight check fees, purchase of Company stock, etc.

Benefits Payable – Benefits are recorded when paid. There were no distributions payable to Plan participants as of July 31, 2011 and 2010.

2. CHANGE IN ACCOUNTING PRINCIPLE

During the year ended July 31, 2011, the Plan adopted the provisions of the Financial Accounting Standards Board's Accounting Standards Update (ASU) 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans*. The ASU requires loans to participants to be reported as Notes Receivable from Participants at unpaid principal plus accrued but unpaid interest, instead of being reported as a part of Investments at fair value as they were under previous guidance. This guidance is required to be applied retrospectively to prior periods.

The following financial statement line items for the 2011 and 2010 plan years were affected by this change in accounting principle. Net assets available for benefits were not affected by the adoption of the new guidance.

	As of July 31, 2011 Statement of Net Assets Available for Benefits		
	As Computed Under Previous Guidance	**As Computed Under ASU 2010-25**	**Effect of Change**
Investments	$ 136,309,621	$ 130,756,116	$ (5,553,505)
Notes Receivable from Participants	—	5,553,505	5,553,505

	As of July 31, 2010 Statement of Net Assets Available for Benefits		
	As Previously Reported	As Adjusted	Effect of Change
Investments	$ 124,051,471	$ 118,406,485	$ (5,644,986)
Notes Receivable from Participants	—	5,644,986	5,644,986

	Year Ended July 31, 2011 Statement of Changes in Net Assets Available for Benefits		
	As Computed Under Previous Guidance	As Computed Under ASU 2010-25	Effect of Change
Investment Income:			
Interest and dividends	$ 2,179,579	$ 1,919,333	$ (260,246)
Interest Income on Notes Receivable from Participants	—	260,246	260,246

	Year Ended July 31, 2010 Statement of Changes in Net Assets Available for Benefits		
	As Previously Reported	As Adjusted	Effect of Change
Investment Income:			
Interest and dividends	$ 2,083,693	$ 1,783,955	$ (299,738)
Interest Income on Notes Receivable from Participants	—	299,738	299,738

3. INFORMATION REGARDING THE PLAN

The following description pertains to the Plan as in effect during the years ended July 31, 2011 and 2010 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

General – The Plan is a defined contribution plan which covers collectively bargained employees of the Company, provided they meet the prescribed eligibility requirements. Assets of the plan are maintained in trust with Fidelity Management Trust Company, the Plan trustee. The Company is the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility – To be eligible to participate in the Plan, an employee must be a member of a collective bargaining unit, complete one year of service and attain the age of 21.

Contributions – The Plan provides for voluntary employee contributions subject to certain Internal Revenue Code ("IRC") limitations, up to 75% of the participant's compensation. Participants who attain age fifty by each December 31 are permitted to make additional contributions (catch-up contributions) as permitted by the IRC. Employee contributions are matched 100% up to 4% of compensation; in accordance with the collective bargaining agreement. Participants may change the amount of their contributions frequently, usually effective within one or two payroll cycles. Effective March 21, 2011, employees can make Roth 401(k) contributions to the Plan.

Vesting – Participant and Company matching contributions are immediately 100% vested.

Investment Options – Contributions to the Plan are invested in one or more investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected. Effective October 15, 2009, the Barclays Global Investors ("BGI") Equity Index Fund F was replaced by the BGI Equity Index Non-Lendable Fund F and the BGI US Debt Index Fund F was replaced by the BGI US Debt Index Non-Lendable Fund F. In addition, the BGI Russell 2000 Index Non-Lendable Fund F was added to the Plan for new contributions while the Northern Trust Global Investments Russell 2000 Equity Index Fund was frozen. Assets in the Northern Trust Russell 2000 Fund were transferred to a temporary fund, Laclede Gas NT/BGI Non-Lendable Russell 2000 Equity Index Fund which was a blend of the Northern Trust Russell 2000 and the BGI Russell 2000 Funds. Because Northern Trust instituted a staged withdrawal process from that fund, assets could not be moved entirely into the BGI Russell 2000 Fund at once. During the staged withdrawal process, the fund became invested less in Northern Trust and more in BGI. On March 31, 2010, the staged withdrawal process was completed, the balance in the Laclede Gas NT/BGI Non-Lendable Russell 2000 Equity Index Fund was transferred into the BlackRock Russell 2000 Equity Index Non-Lendable Fund – Class F, and the temporary blended fund ceased to exist.

Effective December 1, 2009, Barclays Global Investors, N.A. was acquired by BlackRock, Inc., and the new entity was renamed BlackRock Institutional Trust Company, N.A. ("BTC"). BTC continues to manage the former BGI investment funds, and the former BGI investment funds were renamed to reflect BTC's ownership.

The investment funds available at the end of the 2011 Plan Year were:

- Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)
- American Funds® EuroPacific Growth Fund® - Class R5
- American Funds® The Growth Fund of America® - Class R5
- BlackRock Equity Index Non-Lendable Fund – F
- BlackRock Money Market Fund
- BlackRock U.S. Debt Index Non-Lendable Fund – F
- BlackRock Russell 2000 Equity Index Non-Lendable Fund – Class F
- Columbia Small Cap Value I Fund – Class Z
- JP Morgan Small Cap Growth Fund – Class A

- T. Rowe Price Equity Income Fund
- Vanguard Total International Stock Index Fund – Signal Shares
- Vanguard Target Retirement Income Fund - Investor Shares
- Vanguard Target Retirement 2005 Fund - Investor Shares
- Vanguard Target Retirement 2010 Fund - Investor Shares
- Vanguard Target Retirement 2015 Fund - Investor Shares
- Vanguard Target Retirement 2020 Fund - Investor Shares
- Vanguard Target Retirement 2025 Fund - Investor Shares
- Vanguard Target Retirement 2030 Fund - Investor Shares
- Vanguard Target Retirement 2035 Fund - Investor Shares
- Vanguard Target Retirement 2040 Fund - Investor Shares
- Vanguard Target Retirement 2045 Fund - Investor Shares
- Vanguard Target Retirement 2050 Fund - Investor Shares

Employee Stock Ownership Plan –The Laclede Group, Inc. Employee Stock Ownership Plan (ESOP) constitutes a portion of the Plan, not a separate plan. Employee contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him. The election to receive cash dividends shall remain in effect until changed by the participant. Dividends not paid in cash to the participant are reinvested under the terms of the Plan.

Participant Accounts – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings or charged with an allocation of the Plan losses, based on participant account balances, as defined in the Plan document.

Notes Receivable from Participants – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past 12 months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Participant loans are valued at the outstanding loan balance, plus accrued interest. Delinquent participant loans are reclassified as distributions upon the terms of the Plan Document. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 4.25% to 9.50% at July 31, 2011.

Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death, or total and permanent disability. Participants aged 59-1/2 years or older may elect a partial or total distribution of their account. Distributions ordinarily are made in single lump-sum cash payments; however, participants in The Laclede Group, Inc. - ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant's elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions. Employees making hardship withdrawals may not contribute to the Plan until the first payroll date following the expiration of a six month period after receipt of the hardship withdrawal.

Transfers – The accounts for those Participants in the Plan who remain employees of the Company, but who are no longer covered by a collective bargaining agreement, are transferred to the Laclede Gas Company Salary Deferral Savings Plan. Similarly, the accounts of those participants not covered by a collective bargaining agreement, but who later become covered by such an agreement, are transferred to the applicable Company defined contribution plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets.

4. INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

	2011	**2010**
Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund) (1,030,425.982 and 1,000,616.186 shares, respectively)	$38,383,368	$34,961,529
BlackRock Equity Index Non-Lendable Fund – F (formerly Barclays Global Investor Equity Index Fund – F) (1,783,339.354 and 1,945,580.251 units, respectively)	32,331,943	29,494,997
BlackRock Money Market Fund (formerly Barclays Global Investors Money Market Fund) (13,828,119.650 and 13,773,082.950 units, respectively)	13,828,120	13,773,083
BlackRock Russell 2000 Index Non-Lendable Fund Class F (802,014.119 and 896,485.168 units, respectively)	11,268,298	10,175,107
BlackRock U.S. Debt Index Non-Lendable Fund – F (formerly Barclays Global Investors U.S. Debt Index Fund – F) (726,931.654 and 792,447.455 units, respectively)	8,643,217	9,018,052

During 2011 and 2010, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated by $13,649,283 and $9,479,292 respectively, as follows:

	2011	2010
Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)	$2,369,623	$1,460,634
Laclede Gas NT/BTC Non-Lendable Russell 2000 Index Fund	-	855,598
BlackRock Russell 2000 Index Non-Lendable Fund Class F	2,349,967	(294,842)
Northern Trust Global Investments Russell 2000 Index Fund	-	1,136,782
American Funds® EuroPacific Growth Fund® – Class R5	195,014	36,398
American Funds® - The Growth Fund of America® – Class R5	355,501	149,967
BlackRock Equity Index Non-Lendable Fund – F	5,590,835	648,904
Barclays Global Investors Equity Index Fund – F	-	3,229,769
BlackRock U.S. Debt Index Non-Lendable Fund – F	372,178	595,900
Barclays Global Investors U.S. Debt Index Fund – F	-	170,375
Columbia Small Cap Value I Fund - Class Z	147,713	102,180
JP Morgan Small Cap Growth Fund – Class A	230,800	69,278
T. Rowe Price Equity Income Fund	301,374	207,911
Vanguard Total International Stock Index Fund – Investor Shares	83,817	13,451

Vanguard Total International Stock Index Fund – Signal Shares	(7,906)	-
Vanguard Target Retirement Income Fund	40,882	26,972
Vanguard Target Retirement 2005 Fund	21,238	1,755
Vanguard Target Retirement 2010 Fund	75,829	59,349
Vanguard Target Retirement 2015 Fund	248,696	132,149
Vanguard Target Retirement 2020 Fund	321,044	299,886
Vanguard Target Retirement 2025 Fund	396,732	269,106
Vanguard Target Retirement 2030 Fund	244,506	132,107
Vanguard Target Retirement 2035 Fund	180,769	96,434
Vanguard Target Retirement 2040 Fund	54,021	40,943
Vanguard Target Retirement 2045 Fund	62,583	34,532
Vanguard Target Retirement 2050 Fund	14,067	3,754
Total appreciation	$13,649,283	$9,479,292

The table below presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at July 31, 2011 and 2010.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include mutual funds and The Laclede Group, Inc. common stock (held in the ESOP). If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include investments in common and collective trusts (CCTs). In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
July 31, 2011				
Mutual funds				
Target date	$ 14,555,469	$ 14,555,469	$ —	$ —
Growth	3,820,205	3,820,205	—	—
Income	3,674,714	3,674,714	—	—
International	3,006,681	3,006,681	—	—
Value	1,244,101	1,244,101	—	—
Common/collective trusts				
Index	52,243,458	—	52,243,458	—
Money Market	13,828,120	—	13,828,120	—
The Laclede Group, Inc. - ESOP	38,383,368	38,383,368	—	—
Total	$ 130,756,116	$ 64,684,538	$ 66,071,578	$ —
July 31, 2010				
Mutual funds				
Target date	$ 13,003,539	$ 13,003,539	$ —	$ —
Growth	2,872,863	2,872,863	—	—
Income	2,412,742	2,412,742	—	—
International	1,854,581	1,854,581	—	—
Value	839,992	839,992	—	—
Common/collective trusts				
Index	48,688,156	—	48,688,156	—
Money Market	13,773,083	—	13,773,083	—
The Laclede Group, Inc. - ESOP	34,961,529	34,961,529	—	—
Total	$ 118,406,485	$ 55,945,246	$ 62,461,239	$ —

5. TAX STATUS

The Plan's application for a new determination letter was filed on December 28, 2009. The Plan obtained its latest determination letter dated June 5, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. A compliance statement dated October 3, 2011 constitutes an enforcement resolution with respect to the trustee's failure to follow the Plan's existing loan provisions, and the Plan document was amended to reflect the trustee's operational loan process. The Internal Revenue Service previously issued a compliance statement in response to a separate filing by the Plan administrator for voluntary compliance. The compliance statement dated December 15, 2006 constitutes an enforcement resolution with respect to the failure to timely amend the Plan. The Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC and that, as of July 31, 2011, the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan is no longer subject to U.S. Federal tax examinations by tax authorities for years before 2007.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7. RELATED PARTIES

At July 31, 2011 and 2010, the Plan held 1,030,425.982 and 1,000,616.186 shares, respectively, of common stock of The Laclede Group, Inc., the parent of the sponsoring employer, with a market basis of $38,383,368 and $34,961,529, respectively. During the years ended July 31, 2011 and 2010, the Plan received dividend income of $1,428,052 and $1,386,361, respectively.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(FORM 5500, SCHEDULE H, LINE 4i)
July 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	The Laclede Group, Inc. - ESOP	Company stock fund (1,030,425.982 shares)		$ 38,383,368
	BlackRock Equity Index Non-Lendable Fund - F	Common/collective trust (1,783,339.354 units)		32,331,943
	BlackRock Money Market Fund	Common/collective trust (13,828,119.650 units)		13,828,120
	BlackRock Russell 2000 Index Non-Lendable Fund - Class F	Common/collective trust (802,014.119 units)		11,268,298
	BlackRock U. S. Debt Index Non-Lendable Fund - F	Common/collective trust (726,931.654 units)		8,643,217
	T. Rowe Price Equity Income Fund	Mutual Fund (154,594.634 shares)		3,674,714
	Columbia Small Cap Value I Fund - Class Z	Mutual Fund (26,498.413 shares)		1,244,101
	Vanguard Target Retirement 2005 Fund	Mutual Fund (21,471.768 shares)		264,317
	Vanguard Target Retirement 2010 Fund	Mutual Fund (33,296.296 shares)		776,803
	Vanguard Target Retirement 2015 Fund	Mutual Fund (206,951.158 shares)		2,675,878
	Vanguard Target Retirement 2020 Fund	Mutual Fund (121,109.510 shares)		2,780,674
	Vanguard Target Retirement 2025 Fund	Mutual Fund (253,580.165 shares)		3,321,900
	Vanguard Target Retirement 2030 Fund	Mutual Fund (84,942.895 shares)		1,910,366
	Vanguard Target Retirement 2035 Fund	Mutual Fund (83,863.029 shares)		1,137,183
	Vanguard Target Retirement 2040 Fund	Mutual Fund (20,870.032 shares)		464,567
	Vanguard Target Retirement 2045 Fund	Mutual Fund (37,849.639 shares)		529,138
	Vanguard Target Retirement 2050 Fund	Mutual Fund (6,127.431 shares)		135,784
	Vanguard Target Retirement Income Fund	Mutual Fund (47,806.618 shares)		558,859
	Vanguard Total International Stock Index Fund - Signal Shares	Mutual Fund (26,982.971 shares)		871,280
	JP Morgan Small Cap Growth Fund - Class A	Mutual Fund (104,132.036 shares)		1,208,973
	American Funds® EuroPacific Growth Fund® - Class R5	Mutual Fund (50,327.615 shares)		2,135,401
	American Funds® The Growth Fund of America® - Class R5	Mutual Fund (83,186.741 shares)		2,611,232
		Sub-total		130,756,116
*	Notes receivable from participants	Notes receivable from participants Interest rate 4.25% - 9.50%		5,553,505
	* Party-in-interest.	Total		$ 136,309,621

BKD LLP
CPAs & Advisors

One Metropolitan Square
211 N. Broadway, Suite 600
St. Louis, MO 63102-2733
314.231.5544 Fax 314.231.9731 www.bkd.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-90254) pertaining to the Laclede Gas Company Wage Deferral Savings Plan, of our report dated January 26, 2012, with respect to the financial statements of the Laclede Gas Company Wage Deferral Savings Plan included in this Annual Report (Form 11-K) for the year ended July 31, 2011.

BKD, LLP

St. Louis, Missouri
January 26, 2012